Filed by Orbotech Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Orbotech Ltd. Commission File No.: 000-12790 December 26, 2018

KLA-Tencor Corporation and Orbotech Ltd. Continue to Pursue Antitrust Clearance in the People’s Republic of China

MILPITAS, Calif., and YAVNE, Israel, Dec. 24, 2018 /PRNewswire/ — KLA-Tencor Corporation (NASDAQ: KLAC) and Orbotech Ltd. (NASDAQ: ORBK) today announced that KLA-Tencor continues to have advanced discussions with the State Administration for Market Regulation of the People’s Republic of China (SAMR) regarding clearance of the proposed merger involving KLA-Tencor and Orbotech with a goal of obtaining clearance as soon as practicable in 2019.

Logo – http://photos.prnewswire.com/prnh/20140123/SF50413LOGO

About KLA-Tencor:

KLA-Tencor Corporation, a leading provider of process control and yield management solutions, partners with customers around the world to develop state-of-the-art inspection and metrology technologies. These technologies serve the semiconductor and other related nanoelectronics industries. With a portfolio of industry-standard products and a team of world-class engineers and scientists, the company has created superior solutions for its customers for more than 40 years. Headquartered in Milpitas, Calif., KLA-Tencor has dedicated customer operations and service centers around the world. Additional information may be found at www.kla-tencor.com (KLAC-F).

About Orbotech:

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech Ltd. provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Additional information may be found at www.orbotech.com (ORBK.F).

Forward-Looking Statements:

Statements in this press release other than historical facts, such as statements regarding the receipt of SAMR clearance of the proposed merger are forward-looking statements, subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements.

Additional Information and Where to Find It:

This press release is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech Ltd. (“Orbotech”). This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction was submitted to the shareholders of Orbotech for their consideration through the proxy statement/prospectus described below. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that included a preliminary proxy statement/prospectus with respect to Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving, and with respect to KLA-Tencor’s common stock to be issued in the proposed transaction. The Registration Statement was amended and declared effective on June 7, 2018, a copy of the final proxy statement/prospectus contained therein was first made available to Orbotech shareholders on June 7, 2018 and was mailed to Orbotech shareholders on or about June 15, 2018 and the Extraordinary General Meeting of shareholders of Orbotech was held on July 12, 2018. KLA-Tencor and Orbotech may also file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).